Exhibit 99.2

Second Quarter 2009 Report

August 11, 2009

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd (“Pan Pacific”).  Through this collaboration, Pan Pacific markets Northcore’s proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

Our cumulative accomplishments to date plus increased working capital create, I believe, a confluence of preparedness and opportunity that should serve our shareholders well.  By most accounts, 2009 should be a better year for everybody than was 2008; we weathered the storm.  But the Gilded Age has not returned, which we believe is to our advantage.  Tight credit requires stretching the value of existing assets.  The supply of surplus assets should therefore increase together with the demand for them, as companies with a need will be more likely to consider buying them used.

In the second quarter of 2009, Northcore concentrated on expanding our sales channels through additional personnel and strategic partnerships.  We expect our efforts to bear fruit in the second half of this year. We are determined to grow and deliver the results you deserve.

Second Quarter Financial Results

In the second quarter of 2009, we reported revenues of $208,000.  This total represents an improvement of 31 percent from the $159,000 that we generated in the first quarter of 2009.  In the second quarter of 2008, we reported revenues of $207,000.

We reported a loss for the second quarter of $433,000 or $nil per share.  This compares to a loss of $759,000 or $0.01 per share in the first quarter of 2009.  In the second quarter of 2008, we reported a loss of $575,000 or $0.01 per share.

As at June 30, 2009, Northcore held cash and cash equivalents of $687,000, and accounts receivable of approximately $180,000.

Operating Highlights

We also completed the following customer and operating activities in the period:

•	Developed a direct marketing product to support a major strategic partner in a high profile sales initiative;
•	Contracted with a major strategic partner to build and host a new media marketing platform for high value assets;
•	Completed an engagement on a security integration project for a major strategic partner;
•
Entered into a strategic partnership with the Pan Pacific Group International Ltd. through a shared ownership of Southcore Technologies Ltd., to market Northcore’s technology products to Pan Pacific’s international business network;

•	Entered into a partnership with Cyberglobe International Holdings AVV Ltd., to be their lead provider of technology and related services;
•	Brought a new sales leader, Steve White, to our team;
•	Signed a technology licensing agreement with a Fortune 500 company that provided Northcore with access to a broader portfolio of intellectual properties; and
•	Completed a series of debt to equity conversions by the investors and members of the Board of Directors.

LETTER TO OUR SHAREHOLDERS

Outlook

In recent years we’ve dedicated our efforts to supporting asset management with GE, where we see pent-up demand for our existing products - meaning more Hyster-like implementations following their successful dealer pilot - as well as new initiatives. While by no means de-emphasizing our joint venture with GE, the formation of Southcore Technologies, our new joint venture with the Pan Pacific Group, will give us access to new markets in the Caribbean, Latin America and South America.  Northcore’s focus going forward is now to support the sales and marketing efforts at both joint ventures, plus the broadening of direct business development activity under Steve White’s leadership.  By leveraging our reference accounts, we are well positioned with the message that many are liberating their working capital through asset management and realizing large returns on investment using Northcore’s technology.

Yours truly,

Duncan Copeland, CEO
August 2009

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

	June 30,	December 31,
	2009	2008

ASSETS

CURRENT
Cash	$687	$460
Accounts receivable	180	305
Deposits and prepaid expenses	52	28
	919	793
INVESTMENT IN SOUTHCORE (Note 4)	544	-
CAPITAL ASSETS	10	19
	$1,473	$812

LIABILITIES

CURRENT
Accounts payable	$317	$570
Accrued liabilities	242	378
Deferred revenue	142	30
Notes payable (Note 5)	153	382
Current portion of secured subordinated notes (Note 6)	648	1,125
	1,502	2,485
SECURED SUBORDINATED NOTES (Note 6)	558	730
	2,060	3,215

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	107,982	104,676
Contributed surplus (Note 8)	3,071	2,161
Warrants (Note 9)	273	510
Stock options (Note 10)	1,354	1,389
Other options	193	193
Conversion feature on secured subordinated notes (Note 6)	1,342	2,280
Deficit	(114,804)	(113,612)
	(587)	(2,403)
	$1,473	$812

Going concern (Note 2)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenues (Note 11)	$208	$207	$367	$364

Operating expenses:
General and administrative (Note 12)	159	398	599	841
Customer service and technology	180	175	354	353
Sales and marketing	53	21	70	83
Employee stock options	39	9	87	19
Depreciation	8	9	16	18
Total operating expenses	439	612	1,126	1,314
Loss from operations before the under-noted	(231)	(405)	(759)	(950)

Interest expense:
Cash interest expense	63	80	158	148
Accretion of secured subordinated notes	139	90	275	169
Total interest expense	202	170	433	317
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(433)	$(575)	$(1,192)	$(1,267)
LOSS PER SHARE, BASIC AND DILUTED	$(0.00)	$(0.01)	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	139,299	108,644	129,629	108,576

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	Six Months Ended
	June 30,	June 30,
	2009	2008

DEFICIT, BEGINNING OF PERIOD	$(113,612)	$(111,257)
LOSS FOR THE PERIOD	(1,192)	(1,267)
DEFICIT, END OF PERIOD	$(114,804)	$(112,524)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(433)	$(575)	$(1,192)	$(1,267)
Items not affecting cash:
Employee stock options	39	9	87	19
Depreciation	8	9	16	18
Accretion of secured subordinated notes	139	90	275	169
	(247)	(467)	(814)	(1,061)
Changes in non-cash operating working capital (Note 13)	(145)	(8)	(48)	285
	(392)	(475)	(862)	(776)
INVESTING
Capital assets	(3)	-	(7)	-
	(3)	-	(7)	-
FINANCING
Repayment of notes payable (Note 5)	(94)	(11)	(231)	(135)
Warrants exercised (Note 9 (b))	-	-	1,320	-
Options exercised (Note 10 (d))	-	-	7	-
Issuance of secured subordinated notes (Note 6)	-	-	-	525
	(94)	(11)	1,096	390
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(489)	(486)	227	(386)
CASH, BEGINNING OF PERIOD	1,176	578	460	478
CASH, END OF PERIOD	$687	$92	$687	$92
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$77	$11	$87	$135

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 13

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2008, except as described below.

Adoption of New Accounting Policies

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

Unadopted New Accounting Pronouncements

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business combination.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

The continued existence beyond June 30, 2009 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	TRANSACTIONS WITH RELATED PARTIES

During the three and six months ended June 30, 2009, the Company paid $45,000 (June 30, 2008 - $nil) and $45,000 (June 30, 2008 - $7,000), respectively, in interest relating to the secured subordinated notes to related parties.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

4.	INVESTMENT IN SOUTHCORE

During the quarter ended June 30, 2009, the Company entered into a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”) through the shared ownership of Southcore Technologies Ltd. (“Southcore”).  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares are to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche shall be delivered upon the achievement of certain performance criteria, which has not been satisfied as of June 30, 2009.

The investment is recorded using the equity method of accounting.  The fair value of the first tranche of 3,750,000 shares multiplied by the closing trading price on the Toronto Stock Exchange (“TSX”) immediately preceding the closing date totaling $544,000, was recorded as the initial investment by the Company.  The contingent 3,750,000 shares will be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.

There were no significant operations in Southcore from the period of June 24, 2009 to June 30, 2009.

5.	NOTES PAYABLE

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000 ($145,000 representing current portion of notes payable including the accrued interest of $60,000, and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director and officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the quarter ended June 30, 2009, the Company repaid $54,000 (June 30, 2008 - $nil) and accrued interest in the amount of $1,000 (June 30, 2008 - $4,000).  During the six months ended June 30, 2009, the Company repaid $78,000 (June 30, 2008 - $60,000) and accrued interest in the amount of $4,000 (June 30, 2008 - $11,000).  The balance outstanding as at June 30, 2009 is $30,000.

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000 ($233,000 representing current portion of notes payable including the accrued interest of $113,000, and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

During the quarter ended June 30, 2009, the Company repaid $40,000 (June 30, 2008 - $nil) and accrued interest in the amount of $3,000 (June 30, 2008 - $9,000).  During the six months ended June 30, 2009, the Company repaid $100,000 (June 30, 2008 - $65,000) and accrued interest in the amount of $8,000 (June 30, 2008 - $17,000).  The balance outstanding as at June 30, 2009 is $123,000.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

c)
During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount is $80,000 ($52,000 representing current portion of notes payable and $28,000 representing long term portion of notes payable).  The notes payable were to mature on December 31, 2009 and were secured as per the Series K security terms.

Upon the initial issuance of the Series K secured subordinated notes, the Company separated the liability and equity components.  For the $50,000 face value, the resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $27,000 and $23,000, respectively.  The liability component was to be accreted to $50,000 over the term of the Series K notes through the recording of non-cash interest expense until such date as which the underlying notes were converted into common shares.

As of the date of the assignment, the liability component had been accreted to $34,000.  As a result of the refinancing and the terms of the note payable, the Company recorded the following amounts during the quarter ended March 31, 2008: (1) the equity component of the Series K notes of $23,000 was transferred to contributed surplus; (2) the 29,000 common shares recorded in the amount of $4,000, which were issued in settlement of previously recorded interest expense of $4,000 on the $50,000 of Series K notes up to the period ended March 31, 2008 were cancelled and the amount was reclassified to the notes payable balance; (3) the 110,000 common shares recorded in the amount of $17,000, which were issued in settlement of the previously recorded interest expense of $17,000 on the Series G notes that were rolled into the $50,000 of Series K notes were cancelled and the amount was reclassified to the notes payable balance; and (4) a charge of $25,000 was recorded in general and administrative expenses in order to record the face amount of the note payable as of the date of refinancing.

During the quarter ended June 30, 2009, the Company repaid $nil (June 30, 2008 - $11,000) and accrued interest in the amount of $nil (June 30, 2008 - $1,000).  During the six months ended June 30, 2009, the Company repaid $53,000 (June 30, 2008 - $11,000) and accrued interest in the amount of $1,000 (June 30, 2008 - $1,000).  The balance of the note was repaid in full as at March 31, 2009.

6.	SECURED SUBORDINATED NOTES

a)
On June 16, 2009, the Company extended the maturity date of the Series K (“Series K-Extension”) secured subordinated notes with a face value of $1,020,000 to December 30, 2009.  The Series K-Extension notes have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K-Extension notes is payable in common shares upon the earlier of each quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K-Extension notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K-Extension notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K-Extension secured subordinated notes.  The Company determined the fair value of the liability component of the Series K-Extension notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K-Extension notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $625,000 and $395,000, respectively.  The liability component will be accreted to $1,020,000 over the term of the Series K-Extension notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

b)
During the quarter ended June 30, 2009, the remaining $1,020,000 (face value) balance of the original Series K notes (book value $1,020,000) matured and was refinanced (See Note 6 (a)).  Accordingly, 8,500,000 share conversion features on the original Series K notes, valued at $462,000, were cancelled.

Also during the quarter ended June 30, 2009, $190,000 (face value) of the original Series K notes (book value of $183,000) were converted into 1,584,000 common shares valued at $86,000.   During the six months ended June 30, 2009, $290,000 (face value) of the original Series K notes (book value of $271,000) were converted into 2,417,000 common shares valued at $131,000.

During the quarter ended June 30, 2009, $106,000 (face value) of the Series J notes (book value of $56,000) were converted into 705,000 common shares valued at $49,000.  During the six months ended June 30, 2009, $142,000 (face value) of the Series J notes (book value of $74,000) were converted into 947,000 common shares valued at $66,000.  During the quarter ended March 31, 2009, 1,500,000 warrant conversion features on the Series J notes, valued at $60,000, expired as per the terms of the notes.

During the quarter ended June 30, 2009, $90,000 (face value) of the Series I notes (book value of $51,000) were converted into 600,000 equity units, represented by 600,000 common shares valued at $26,000 and 600,000 warrants valued at $24,000.  During the six months ended June 30, 2009, $110,000 (face value) of the Series I notes (book value of $61,000) were converted into 733,000 equity units, represented by 733,000 common shares valued at $32,000 and 733,000 warrants valued at $29,000.

During the quarter ended March 31, 2009, $660,000 (face value) of the Series M notes (book value of $123,000) were converted into 13,200,000 equity units, represented by 13,200,000 common shares valued at $306,000 and 13,200,000 warrants valued at $240,000.  The remaining 360,000 warrant conversion features on the Series M notes, valued at $7,000, have expired as per the terms of the notes.

c)	As at June 30, 2009, accrued liabilities include $138,000 (December 31, 2008 - $234,000) of unpaid interest payable relating to the secured subordinated notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

d)	Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Series I	$-	$28
Series J	-	22
Total	$-	$50

e)	Interest payments relating to the secured subordinated notes totaling $45,000 were made to related parties in the quarter ended June 30, 2009 (June 30, 2008 - $nil).

Interest payments relating to the secured subordinated notes totaling $45,000 were made to related parties in the six months ended June 30, 2009 (June 30, 2008 - $7,000).

f)	The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured Subordinated Notes	Face Value	Carrying Value
	(in thousands)
Opening balance - January 1, 2009	$3,638	$1,855
Accreted (non-cash) interest	-	275
Issuance of notes:
Series K-Extension (Note 6 (a))	1,020	625
Conversion of notes:
Series M (Note 6 (b))	(660)	(123)
Series K (Note 6 (b))	(290)	(271)
Series J (Note 6 (b))	(142)	(74)
Series I (Note 6 (b))	(110)	(61)
Maturity of notes:
Series K (Note 6 (b))	(1,020)	(1,020)
Closing balance - June 30, 2009	$2,436	$1,206
Current portion of notes - Series K Extension	$1,020	$648
Long-term portion of notes - Series I, J, L, M and N	1,413	558
Closing balance - June 30, 2009	$2,436	$1,206

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion Feature of Attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance - January 1, 2009	67,537	$2,280
Issuance of notes:
Series K-Extension (Note 6 (a))	8,500	395
Conversion of notes:
Series M (Note 6 (b))	(26,400)	(547)
Series K (Note 6 (b))	(2,417)	(131)
Series J (Note 6 (b))	(947)	(66)
Series I (Note 6 (b))	(1,466)	(61)
Expiry of conversion features:
Series M (Note 6 (b))	(360)	(6)
Series K (Note 6 (b))	(8,500)	(462)
Series J (Note 6 (b))	(1,500)	(60)
Closing balance - June 30, 2009	34,447	$1,342

7.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2009	109,527	$104,676
Conversion of notes (Note 6 (b))	17,297	1,064
Payment of interest (Note 7 (c))	726	126
Warrants exercised (Note 9 (b))	13,200	1,560
Stock options exercised (Note 10 (d))	50	12
Issuance of treasury shares (Note 4)	3,750	544
Closing balance - June 30, 2009	144,550	$107,982

c)	Payment of Interest

During the quarter ended June 30, 2009, accrued interest in the amount of $88,000 (June 30, 2008 - $37,000) relating to Series K and L notes was settled through the issuance of 474,000 (June 30, 2008 - 248,000) common shares based on an average fair value of $0.19 (June 30, 2008 - $0.15) per share.

During the six months ended June 30, 2009, accrued interest in the amount of $126,000 (June 30, 2008 - $75,000) relating to Series K and L was settled through the issuance of 726,000 (June 30, 2008 - 499,000) common shares based on a fair value of $0.17 (June 30, 2008 - $0.15) per share.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

8.	CONTRIBUTED SURPLUS

a) The following table summarizes the transactions within contributed surplus.

(in thousands)
Opening balance - January 1, 2009	$2,161
Allocation of recorded value of expired warrants (Note 8 (b))	266
Allocation of recorded value of expired conversion features on secured subordinated notes (Note 8 (c))	528
Allocation of recorded value of expired stock options (Note 8 (d))	116
Closing balance - June 30, 2009	$3,071

b)	During the quarter ended March 31, 2009, recorded value of $266,000 related to expired warrants was allocated from warrants to contributed surplus (See Note 9 (c)).

c)
During the quarter ended June 30, 2009, recorded value of $462,000 (June 30, 2008 - $nil) related to expired conversion features on secured subordinated notes was allocated to contributed surplus (See Note 6 (b)).

During the six months ended June 30, 2009, recorded value of $528,000 (June 30, 2008 - $nil) related to expired conversion features on secured subordinated notes was allocated to contributed surplus (See Note 6 (b)).

d)	During the quarter ended March 31, 2009, recorded value of $116,000 related to expired non-employees stock options was allocated from stock options to contributed surplus.

9.	WARRANTS

a)	A summary of the changes in the warrants issued and outstanding is as follows:

	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2009	10,783	$510
Conversion of notes (Note 6 (b))	13,933	269
Warrants exercised (Note 9 (b))	(13,200)	(240)
Warrants expired (Note 9 (c))	(4,783)	(266)
Closing balance - June 30, 2009	6,733	$273

b)	Warrants Exercised
During the quarter ended March 31, 2009, the Company announced the conversion of the Series M secured subordinated notes and the exercising of the associated warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired (See Note 6 (b)).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants for total proceeds $1,320,000.  Prior to the conversion, the warrants had a book value of $240,000.

c)	Warrants Expired
During 2006, the Company issued 3,533,000 common share-purchase warrants (book value of $140,000) with an exercise price of $0.20 and an expiry date of February 8, 2009 as a result of the conversion of the Series J notes.  These warrants expired unexercised on February 8, 2009 and were accordingly cancelled.

During 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 common share-purchase warrants (book value of $126,000) with an exercise price of $0.40 and an expiry date of February 23, 2009, for net proceeds of $570,000.  These warrants expired unexercised on February 23, 2009 and were accordingly cancelled.

10.	STOCK OPTIONS

a)
As at June 30, 2009, stock options in the amount of 4,486,000 were outstanding to employees and directors, of which 3,876,000 options were exercisable.  As at December 31, 2008, stock options in the amount of 3,446,000 were outstanding to employees and directors, of which 3,046,000 were exercisable.

b)
The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three month periods ended June 30, 2009 and June 30, 2008, the employee stock option expense was $39,000 and $9,000, respectively.  For the six month periods ended June 30, 2009 and June 30, 2008, the employee stock option expense was $87,000 and $19,000, respectively.

c)
On June 10, 2009, the Company granted 120,000 stock options to directors of the Company.  The options have an exercise price of $0.20 and an expiry date of June 10, 2014.  The grant date fair value of $0.12 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 80 percent, a risk free interest rate of three percent, a maturity of five years and a dividend yield of nil.  The options vested on the date of the grant.

On April 30, 2009, the Company granted 610,000 stock options to employees, officers and directors of the Company.  The options have an exercise price of $0.12 and an expiry date of April 30, 2014.  The grant date fair value of $0.08 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 77 percent, a risk free interest rate of two percent, a maturity of five years and a dividend yield of nil.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 240,000 of the options granted and vested on the date of the grant.  The remaining 370,000 performance based options will vest upon the achievement of specific Company performance objectives.  None of the performance based options have vested as at June 30, 2009.

On March 11, 2009, the Company granted 360,000 stock options to officers and directors of the Company.  The options have an exercise price of $0.20 and an expiry date of March 11, 2014.  The grant date fair value of $0.12 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 76 percent, a risk free interest rate of two percent, a maturity of five years and a dividend yield of nil.  The options vested on the date of the grant.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

d)
During the quarter ended March 31, 2009, total proceeds of $7,000 were realized from the exercise of 30,000 stock options (book value of $3,000) at an exercise price of $0.15 and 20,000 stock options (book value of $2,000) at an exercise price of $0.12.

11.	REVENUES

Revenues are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Services	$134	$125	$188	$218
Hosting fees	74	59	153	114
Royalty fees	-	23	26	32
	$208	$207	$367	$364

12.	GENERAL AND ADMINISTRATIVE EXPENSES

During the quarter ended June 30, 2009, the Company recorded a non-recurring reduction in licensing fees a result of settlement of past debts with a creditor for $240,000 less than the amounts previously recorded.

13.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Accounts receivable	$(6)	$(74)	$125	$(52)
Deposits and prepaid expenses	(20)	2	(24)	4
Accounts payable	(195)	51	(253)	128
Accrued liabilities	(47)	51	(8)	165
Deferred revenue	123	(38)	112	40
	$(145)	$(8)	$(48)	$285

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Issuance of common shares in settlement of interest payment (Note 7 (c))	$88	$37	$126	$75
Issuance of Series K Extension subordinated notes to refinance Series K subordinated notes (Note 6 (a))	1,020	-	1,020	-
Issuance of notes payable in settlement of secured subordinated notes and related interest	-	-	-	80

14.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	June 30, 2009	December 31, 2008
	(in thousands)
Current assets	$10	$49
Current liabilities	(9)	(31)
Net investment	$1	$18

	Three Months Ended June 30,		Six Months Ended June 30,
Consolidated Statements of Operations	2009	2008	2009	2008
	(in thousands)
Operating revenue	$9	$23	$26	$41
Operating expenses	-	(4)	(47)	(4)
Net income (loss)	$9	$19	$(21)	$37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2009 and 2008
(in Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
Consolidated Statements of Cash Flows	2009	2008	2009	2008
	(in thousands)
Operating activities	$1	$1	$1	$(23)
Investing activities	-	-	-	-
Financing activities	-	-	-	-
Net cash inflow (outflow)	$1	$1	$1	$(23)

15.	FINANCIAL RISK FACTORS

a)	Credit Risk

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

Two customers accounted for 60 percent and 28 percent, respectively (June 30, 2008 - three customers accounted for 54 percent, 11 percent and 11 percent, respectively) of revenues for the quarter ended June 30, 2009.  As at June 30, 2009, three customers accounted for 35 percent, 32 percent and 22 percent, respectively (December 31, 2008 - three customers accounted for 66 percent, 13 percent and 12 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	June 30, 2009	December 31, 2008
	(in thousands)
Current	$104	$86
Past due (61-120 days)	14	35
Past due (> 120 days)	62	184
	$180	$305

The allowance for doubtful accounts recorded for the quarter ended June 30, 2009 was $nil (December 31, 2008 - $11,000).

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, see Going Concern (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd (“Pan Pacific”).  Through this collaboration, Pan Pacific markets Northcore’s proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

DEVELOPMENTS IN THE SECOND QUARTER OF 2009

In addition to our financial performance, we also completed the following customer and operating activities in the period:

•	Developed a direct marketing product to support a major strategic partner in a high profile sales initiative;
•	Contracted with a major strategic partner to build and host a new media marketing platform for high value assets;
•	Completed an engagement on a security integration project for a major strategic partner;
•
Entered into a strategic partnership with the Pan Pacific Group International Ltd. through a shared ownership of Southcore Technologies Ltd., to market Northcore’s technology products to Pan Pacific’s international business network;

•	Entered into a partnership with Cyberglobe International Holdings AVV Ltd., to be their lead provider of technology and related services;
•	Brought a new sales leader, Steve White, to our team;
•	Signed a technology licensing agreement with a Fortune 500 company that provided Northcore with access to a broader portfolio of intellectual properties; and
•	Completed a series of debt to equity conversions by the investors and members of Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined below, to evaluate your existing or potential investment in our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2009 and June 30, 2008

The following commentary compares the unaudited consolidated financial results for the three month periods ended June 30, 2009 and June 30, 2008 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:   Our loss for the second quarter of 2009 was $433,000, a loss of $nil per share, compared to a loss of $575,000 or $0.01 per share, for the same quarter of 2008.  The improvement in loss of $142,000 was attributed to a significant decline in operating expenses as a result of the settlement of past debts, partially offset by an increase in interest expense as a result of the secured notes issuance during the latter half of 2008.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

We reported revenues of $208,000 for the second quarter of 2009, consistent with the $207,000 reported for the second quarter of 2008.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $239,000 or 60 percent, to $159,000 for the quarter ended June 30, 2009, compared to $398,000 for the quarter ended June 30, 2008.  Savings over the same period of last year was mainly due to a non-recurring reduction in licensing fees as a result of a settlement of past debts with a creditor for $240,000 less than the amounts previously recorded, partially offset by an increase in investor relations and in salaries due to new additions to the team.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended June 30, 2009, these costs amounted to $180,000, consistent with $175,000 reported in the second quarter of 2008.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended June 30, 2009, sales and marketing costs amounted to $53,000, as compared to $21,000 in the same period of 2008, an increase of $32,000 or 152 percent.  This increase was due to the addition of a new sales leader and the increase in marketing and business development expenses during the quarter in an effort to increase sales.

Employee Stock Options:  Employee stock option expense for the quarter ended June 30, 2009 was $39,000, representing an increase of $30,000 over the $9,000 reported for same period of 2008.  The increase was associated with the vesting expense of the options granted during the first half of 2009 and the second half of 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

Depreciation: Depreciation expense for the quarter ended June 30, 2009 was $8,000, consistent with the $9,000 recorded in the same period of 2008.

Interest Expense:  Interest expense for the quarter ended June 30, 2009 amounted to $202,000, compared to $170,000 for the same quarter of 2008.  The increase was due to the issuance of the Series M and N notes during the second half of 2008.  The interest expense for 2009 included a cash interest expense of $63,000 related to the notes payable and the Series I, J, K, L, M and N secured subordinated notes and a non-cash interest expense of $139,000 related to the Series I, J, K, L, M and N secured subordinated notes.  The interest expense for 2008 included a cash interest expense of $80,000 related to the notes payable and the Series I, J, K and L secured subordinated notes and a non-cash interest expense of $90,000 related to the Series I, J, K and L secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $392,000 for the second quarter of 2009, as compared to cash outflows of $475,000 for the second quarter of 2008.  The improvement in operating cash outflows was a combination of the decrease in operating loss and the change in non-cash operating working capital as detailed in Note 14.

Cash Flows from Investing Activities:  During the quarter ended June 30, 2009, new capital asset acquisitions totaled $3,000, compared to $nil for the same period of 2008.

Cash Flows from Financing Activities:  Financing activities during the second quarter of 2009 resulted in cash outflows of $94,000, as compared to cash inflows of $11,000 for the second quarter of 2008.  The cash outflow was attributed to the repayment of notes payable during both quarters ended June 30, 2009 and 2008.

Comparison of the Six Month Periods Ended June 30, 2009 and June 30, 2008

The following commentary compares the unaudited consolidated financial results for the six month periods ended June 30, 2009 and June 30, 2008 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The year-to-date loss from operations was $1,192,000, a loss of $0.01 per share for 2009, compared to a loss of $1,267,000 or $0.01 per share, for the same period of 2008.  The improvement in operating loss of $75,000 for the six months ended June 30, 2009 was attributed to a significant decline in operating expenses as a result of the settlement of past debts, partially offset by an increase in interest expense as a result of the secured notes issuance during the latter half of 2008.

Revenue:  We reported year to date revenues of $367,000, consistent with the $364,000 reported during the same period of 2008.

General and Administrative:  General and administrative expenses declined by $242,000 to $599,000 for the six months ended June 30, 2009, from $841,000 for the same period in 2008, a decline of 29 percent.  Savings over the same period of last year was mainly due to a significant reduction in licensing fees as a result of settlement of past debts for $240,000 less than the amounts previously recorded and lower financing fees, partially offset by an increase in investor relations and bad debt expense.

Customer Service and Technology:  For the six months ended June 30, 2009, these costs amounted to $354,000, consistent with $353,000 reported in the same period of 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

Sales and Marketing: Sales and marketing expenses declined by $13,000 to $70,000 for the six months ended June 30, 2009, from $83,000 for the same period in 2008, a decrease of 16 percent.  This decline was a result of a reduction in staffing levels in North America.

Employee Stock Options:  Employee stock option expense for the six months ended June 30, 2009 amounted to $87,000, as compared to $19,000 for the same period of 2008.  The increase was associated with the vesting expense of the options granted during the first half 2009 and the second half of 2008.

Depreciation: Depreciation expense was $16,000 for the first half of 2009, consistent with $18,000 recorded for the same period of 2008.

Interest Expense:  Interest expense was $433,000 for the six months ended June 30, 2009, compared to $317,000 for the same period of 2008.  The increase was due to the issuance of the Series M and N notes during the second half of 2008.  The interest expense for 2009 included a cash interest expense of $158,000 related to the notes payable and the Series I, J, K. L, M and N secured subordinated notes and a non-cash interest expense of $275,000 related to the Series I, J, K, L, M and N secured subordinated notes.  The interest expense for 2008 included a cash interest expense of $148,000 related to the notes payable and the Series I, J, K and L secured subordinated notes and a non-cash interest expense of $169,000 related to the Series I, J, K and L secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $862,000 for the first half of 2009, as compared to cash outflows of $776,000 from operating activities in the first half of 2008.  The increase in operating cash outflows was a result of the change in non-cash operating working capital as detailed in Note 14.

Cash Flows from Investing Activities:  Investing activities resulted in cash outflows of $7,000 during the first half of 2009, as compared to $nil for the same period of 2008.  Cash flows from investing activities were the result of the acquisition of new capital assets during the period.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $1,096,000 for the first half of 2009, as compared to inflows of $390,000 for the first half of 2008.   Cash inflows during the year was due to the exercise of warrants and options for proceeds of $1,320,000 and $7,000, respectively, partially offset by the repayment of notes payable of $231,000.  Financing activities during 2008 was a result of the issuance of the Series L notes which produced cash inflows of $525,000, partially offset by the repayment of notes payable of $135,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
(in thousands of Canadian dollars, except per share amounts)
Revenues	$208	$159	$177	$200	$207	$157	$309	$250
Operating expenses:
General and administrative	159	440	305	339	398	443	413	395
Customer service and technology	180	174	171	165	175	178	207	205
Sales and marketing	53	17	16	18	21	62	61	66
Employee stock options	39	48	15	9	9	10	16	66
Depreciation	8	8	7	8	9	9	10	10
Total operating expenses	439	687	514	539	612	702	707	742
Loss from operations before the under-noted	(231)	(528)	(337)	(339)	(405)	(545)	(398)	(492)
Interest expense:
Cash interest expense	63	95	94	93	80	68	68	72
Accretion of secured subordinated notes	139	136	121	104	90	79	70	72
Total interest expense	202	231	215	197	170	147	138	144
Loss and comprehensive loss for the period	$(433)	$(759)	$(552)	$(536)	$(575)	$(692)	$(536)	$(636)
Loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

INVESTMENT IN SOUTHCORE

During the quarter ended June 30, 2009, the Company entered into a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”) through the shared ownership of Southcore Technologies Ltd. (“Southcore”).  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares are to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche shall be delivered upon the achievement of certain performance criteria, which has not been satisfied as of June 30, 2009.

The investment is recorded using the equity method of accounting.  The fair value of the first tranche of 3,750,000 shares multiplied by the closing trading price on the Toronto Stock Exchange (“TSX”) immediately preceding the closing date totaling $544,000, was recorded as the initial investment by the Company.  The contingent 3,750,000 shares will be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.

There were no significant operations in Southcore from the period of June 24, 2009 to June 30, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

TRANSACTIONS WITH RELATED PARTIES

During the quarter and six months ended June 30, 2009, the Company paid $45,000 (June 30, 2008 - $nil) and $45,000 (June 30, 2008 - $7,000), respectively, in interest relating to the secured subordinated notes to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to and investments from strategic partners, and gains from investments.  Since inception, the Company has received aggregate net proceeds of $94.8 million from debt and equity financing and has realized $26.4 million in gains on investment disposals.  The Company has not earned profits to date and, at June 30, 2009, has an accumulated deficit of $114.8 million.  The Company expects to incur losses further into 2009 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $919,000 were exceeded by current liabilities (excluding deferred revenue) of $1,360,000 at the end of the second quarter of 2009 by $441,000.  Current assets of $1,382,000 were exceeded by current liabilities (excluding deferred revenue) of $2,264,000 by $882,000 at the end of the first quarter of 2009.  Current assets of $793,000 were exceeded by current liabilities (excluding deferred revenue) of $2,455,000 by $1,662,000 at the end of the fourth quarter of 2008.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash decreased by $489,000 to $687,000 as at June 30, 2009 from $1,176,000 as at March 31, 2009.  This decrease in cash was the result of the activities described in the Results From Operations section above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

CONTRACTUAL OBLIGATIONS

As at June 30, 2009, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2009	2010	2011	2012	2013 and thereafter
Operating leases	$51	$51	$-	$-	$-	$-
License agreements(i)	312	36	48	48	60	120
Notes payable	153	153	-	-	-	-
Secured subordinated notes -principal repayment	2,436	1,020	190	683	-	543
Secured subordinated notes - interest payment	545	86	196	97	-	166
	$3,497	$1,346	$434	$828	$60	$829

(i)
On June 30, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectual property patents over a six year period for a minimum fee of US $260,000 over the term of the agreement.

GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

The continued existence beyond June 30, 2009 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2008.

ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project team that is led by finance management and will include representatives from various areas of the Company as necessary to plan for and achieve a smooth transition to IFRS.  Regular progress reporting to the Audit Committee of the Board of Directors on the status of the iFRS implementation project has been instituted.

The implementation of IFRS consists of three primary phases, which in certain cases will be in process concurrently as IFRSs are applied to specific areas from start to finish:

a)	Initial Assessment and Scoping Phase.
This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS.  As a result of these procedures, the potential affected areas are ranked as high, medium or low priority.

b)	Impact Analysis, Evaluation and Design Phase.
This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

c)	Implementation and Review Phase.
This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance group and other staff, as necessary.

The Company is currently in the initial assessment and scoping phase.  The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (“SOP”) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA Emerging Issues Committee (“EIC”) 141, which is analogous to Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force (“EITF”) consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2009 and 2008
Dated: August 11, 2009

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
Chairman of the Board

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

John Varghese (1), (2), (3)
CEO and Managing Partner
VentureLink Funds

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee
CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS KPMG LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

Issued: 148,299,558
June 30, 2009

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
1-866-393-4891

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

© 2009 Northcore Technologies Inc.